



Press Release from Securitas AB

September 8, 2006

Prospectuses for Securitas Systems and Securitas Direct now public

Prospectuses for distribution and listing of shares in Securitas Systems AB (publ) and Securitas Direct AB (publ) are now made public and available at the following web sites:

Securitas AB's website	**www.securitasgroup.com/threenewcompanies**
Securitas Systems' website	**www.securitassystems.com**
Securitas Direct's website	**www.securitas-direct.com**
SEB Enskilda website	**www.seb.se/prospekt**

The prospectuses will be distributed to direct-registered shareholders commencing Monday, September 11, 2006.

The prospectuses are also available at Securitas AB's and Securitas Systems' headquarters at Lindhagensplan 70, Stockholm, Sweden and at Securitas Direct's headquarters at Kalendegatan 26, Malmö, Sweden.

Decision regarding the proposed distribution is to be taken at an Extraordinary General Meeting to be held at 5 p.m. CET on Monday 25 September 2006, in "Vinterträdgården" at the Grand Hotel, Stockholm, according to a separate convening notice released on August 30, 2006.

The press release is also available on: www.securitasgroup.com

Information:

Thomas Berglund, President and CEO +44 (0) 20 8432 6501
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6504
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70